SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                              Commission File Number: 333-138042


(Check One)
|X| Form 10-K and Form 10-KSB         |_|  Form 11-K
|_| Form 20-F      |_| Form 10-Q and Form 10-QSB      |_| Form N-SAR

         For period ended           December 31, 2008
                              -----------------------------------------

 |_| Transition Report on Form 10-K and Form 10-KSB
 |_| Transition Report on Form 20-F
 |_| Transition Report on Form 11-K
 |_| Transition Report on Form 10-Q and Form 10-QSB
 |_| Transition Report on Form N-SAR

      For the transition period ended    N/A
                                       --------

      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant    Loreto Resources Corporation
                                    --------------------------------------------

         Former name if applicable
                                    --------------------------------------------

         Address of principal executive office Av. Pardo y Aliaga 699 Of 802

         City, State and Zip Code   Lima 27, Peru
                                    --------------------------------------------

                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X|(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X|(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_|(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The registrant is unable to file its Report on Form 10-K for the period ended December 31, 2008 (the "Report") by the prescribed date of March 31, 2009 without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact with regard to this notification.

      Paul C. Levites, Esq.                    (212)              400-6900
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                                            (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 |X| Yes  |_| No


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

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

During the prior year the Registrant was essentially a shell company. As reported in the Registrant's interim results during 2008, the Registrant has begun activities and has therefore incurred losses related to those start up activities. Because the audit of the Registrant's financial statements for the year ended December 31, 2008 has not been completed and the numbers may change, the Registrant does not believe that a reasonable estimate of its financial results can be presented at this time.


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

                          Loreto Resources Corporation
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                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  March 31, 2009


                                  By:      /s/ Luis F. Saenz
                                           -----------------------------------
                                  Name:    Luis F. Saenz
                                  Title:   President and Chief Executive Officer


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